February 11, 2014

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             AAR CORP.

Form 10-K for the fiscal year ended May 31, 2013

Filed July 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed August 20, 2013

File No. 001-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 3, 2014 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2013 (File No. 001-06263) (the “Form 10-K”) and the Company’s definitive proxy statement filed with the Commission on August 20, 2013.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Comment

Definitive Proxy on Schedule 14A

Form of Proxy

1.              We note that you described item 2 on your proxy card as “[a]dvisory vote on executive compensation.” It does not appear that this description is consistent with Exchange Act Rule 14a-21’s requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Please confirm that in the future you will revise your description of this advisory vote on your proxy card accordingly. For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Response:

The Company confirms that in the future it will revise its description of the advisory vote on executive compensation on the proxy card to be consistent with Rule 14a-21, as interpreted by the Division of Corporation Finance in Compliance and Disclosure Interpretation 169.07.  Specifically, the advisory vote description on the Company’s future proxy cards will state: Advisory vote to approve named executive officer compensation.”

Comment

Form 10-K for the fiscal year ended May 31, 2013

Notes to consolidated financial statements

Note 16. Business segment information, page 65

2.              We note that, during the second quarter, you changed your segment presentation to reflect the way your Chief Executive Officer now evaluates performance and the way you are organized internally. You now report your activities in two business segments: Aviation Services and Technology Products. The new Aviation Services segment includes your former Aviation Supply Chain and Maintenance, Repair and Overhaul segments and most of the former Government and Defense Services segment, and the new Technology Products segment represents your former Structures and Systems business segment and your small shelter integration unit, which previously was part of the Government and Defense Services segment. In this regard, please describe to us in your response the operating segments that aggregate to the two new reporting segments, and why these operating segments meet the aggregation criteria set forth in FASB ASC 280-10-50-11 and 12. Your response should be supported with the reports reviewed by your CODM, as well as any recent material changes to your internal reporting structure.

Response:

Yes, the Company confirms that, effective with the second quarter of Fiscal 2013, it reports its activities in two business segments: “Aviation Services” and “Technology Products.”  Each of these two business segments meets the definition of an “operating segment” under FASB ASC 280-05-4. Accordingly, we do not aggregate our operating segments and the aggregation criteria set forth in FASB ASC 280-10-50-11 and 12 do not apply.

As noted by the Staff’s comment, the Company’s two segments replace its former four segments.  To be more precise, (i) the current “Technology Products” segment is simply the new name for the former “Structures and Systems” segment (with the addition of our small shelter integration business) and (ii) the current “Aviation Services” segment reflects a fundamental change by the Company’s Chief

Operating Decision Maker (“CODM”) in the management of the activities that comprised the former “Aviation Supply Chain,” “Maintenance, Repair and Overhaul” (“MRO”) and “Government and Defense Services” segments.

Given that Technology Products is essentially a name change only, this response will focus on the Aviation Services segment.  It will briefly describe the business activities in that segment and explain the reasons for the Company’s change in the management of those business activities from the perspective of the Company’s CODM.

The Company’s CODM

David P. Storch, the Chairman and Chief Executive Officer of the Company since 1996, is the Company’s CODM.  Mr. Storch has principal responsibility for the development and execution of the Company’s strategic plan, including responsibility for the allocation of resources and assessment of the performance of the Company’s operations in accordance with FASB ASC 280-10-50-5.

During his over 35-year tenure with the Company, Mr. Storch has steered the Company through the numerous business cycles affecting the airlines and other customers of the Aviation Services businesses.  His expertise and experience in understanding the Company’s business and the needs of its customers has fueled the Company’s growth and its current standing as a leading provider of services and products to the aviation services and technology products markets.

Brief Description of the Aviation Services Segment

Our Aviation Services operating segment is a leading independent provider of aftermarket solutions to the global aviation industry. A representative sample of customers in this segment includes Air Canada, United Airlines, Delta Air Lines, Lufthansa, Cathay Pacific, British Airways, Northrop Grumman, General Electric, FedEx, UPS, the United States Department of Defense, the United Kingdom’s Ministry of Defense and the Columbian Air Force.

We provide a broad range of services and products to our customers in the Aviation Services segment, including:

•                  Inventory management programs, including material planning and sourcing, logistics and program and warehouse management;

•                  Aircraft component repair and component repair and warranty claim management;

•                  New and aftermarket aircraft and engine parts distribution and supply;

•                  Aircraft maintenance, repair and overhaul, landing gear overhaul and aircraft modification and other ancillary services; engineering services;

•                  Expeditionary airlift services; and

•                  Aircraft and engine sales and leasing and technical advisory services.

We believe that the broad range of service and product offerings in our Aviation Services segment is a compelling value proposition for our customers as they outsource key work streams around their maintenance, supply chain and flight services activities and as they seek operating and cost efficiencies. Further, as described below, the breadth of our services and products in the Aviation Services segment is a critical component of our ability to compete against large OEMs for customers who are seeking more comprehensive solutions, including bundled solutions from suppliers such as AAR.

Reasons for the Change to the Aviation Services Segment

The change to the Aviation Services segment was made because of the way that Mr. Storch manages the Company’s business, allocates resources and assesses performance.  Mr. Storch’s management of the Company’s business has been and continues to be influenced by numerous factors, including: the size and growth of the Company; changes in market conditions; changes in the competitive landscape, including the emerging threat of the original equipment manufacturers (“OEMs”) in the aftermarket services and products space; changes in customers and their needs and demands; and changes in technology.  The Company’s success — particularly against international competitors such as Boeing, Airbus, United Technologies, Lockheed, Hong Kong Aircraft Engineering Company Limited (“HAECO”), Lufthansa Technik and other large OEMs — is, to a large extent, the direct result of its ability to adapt to changes in market conditions and changes in competition, including the increasing presence of OEMs in aftermarket activities.

The establishment of the Aviation Services segment reflects a change in the way that Mr. Storch, as CODM, views and manages the portfolio of business activities that previously comprised the “Aviation Supply Chain,” “MRO” and “Government and Defense” segments. The business activities of the Company share a common set of characteristics: they are aftermarket services and products, rather than Company-manufactured products in which the Company owns the underlying intellectual property and technology; they are increasingly packaged together and offered as a comprehensive and integrated total support solution to meet the customer’s needs; and they compete on the basis of quality, timeliness, cost-effectiveness and ease of use by the customer.  The Company makes it easier for the customer to do business by providing a single point of contact for the customer’s various aviation services requirements.

The Company competes in this market against large OEMs and other service entities with significantly greater resources than the Company, making it imperative that the Company differentiate itself from the competition by providing a full complement of innovative service and product solutions that reduce a customer’s costs and increase its competitiveness.

Against this backdrop, Mr. Storch made the decision that certain critical changes were needed to ensure the future success of the Company, particularly in response to the challenges posed by large OEMs.

First, the establishment of the Aviation Services segment resulted from Mr. Storch’s emphasis on the interdependence, rather than the independence, of the various business activities within a segment.  This interdependence took the form of the marketing and sale of the Company’s various service and product offerings under one umbrella within the Aviation Services segment; broader pricing alternatives for bundled services or bundled products; cross-marketing and cross-selling the Company’s services and products to common customers; and a sharing of business development, customer and market information and other resources within a segment.

This interdependence also manifested itself in the Company’s internal activities.  Most of the services and products provided in the Aviation Services segment also support other activities within the segment.  For example, our maintenance, repair and overhaul facilities utilize the segment’s inventory management expertise; our inventory management services utilize our component repair and repair management expertise; and our airlift services utilize our maintenance, repair and overhaul and technical advisory services.

Second, these changes affected how the Company presented itself to its customers and how it made its business decisions. Decisions relating to (i) the types of services and products and services offered, (ii) the investments made in the Company’s businesses, (iii) geographic expansion and service and product offering growth, and (iv) the incurrence of capital expenditures were made through this new “Aviation Services” lens.  As one example, the decision to open an aircraft maintenance, repair and overhaul facility in Lake Charles, Louisiana in September 2013 provided the Company with wide-body aircraft capabilities. In addition to expanding the Company’s MRO footprint in North America, the opening of the Lake Charles facility is also expected to provide new opportunities for the Company’s supply chain and inventory management business activities to expand the scope of their service offerings provided for wide-body aircraft.

Third, the establishment of the Aviation Services segment reflected a management and employee commitment to collaboration and cooperation across the Company’s business activities. The Company has always encouraged teamwork; however, the emerging trend among large OEMs and other service entities to offer life-cycle support for their products (Boeing’s “GoldCare” is an early example of this trend) has elevated teamwork to a new and higher priority under Mr. Storch’s management. This increased competitive activity in the aftermarket forced the Company to re-focus its business strategy to take full advantage of its competitive strengths.  In particular, Mr. Storch directed that the Company shift away from a “silo” management structure where individual business activities operated independently and where artificial barriers prevented or discouraged internal cooperation and interdependence among business activities.

This new management approach is perhaps best demonstrated by the Company’s experience in obtaining and performing contracts with the U.S. Marshals Service in October 2013 and the Colombian Air Force in November 2013.

In the case of the U.S. Marshals Service, the Company purchased two Boeing 737-400 aircraft, overhauled the airframe and the landing gear, re-painted the aircraft and reconfigured the interior in accordance with the federal government’s needs.  In the Colombian Air Force project, the Company sourced two Boeing 737-400 aircraft for the Colombian Air Force and provided a bundled package of maintenance, logistics support and conversion services to satisfy the customer’s air transport, cargo and personnel movement requirements.  These two examples underscore the power of the Company’s strategy to understand the full measure of its customers’ needs and to execute on its own ability to tailor a total solutions response that is cost-effective and easily accessed by the customer. This strategy benefits customers, enhances the Company’s competitive posture and contributes to its business success, thereby also benefiting the stockholders of the Company.

Management Structure and Compensation

In the second quarter of Fiscal 2013, Mr. Storch directed Timothy J. Romenesko, President and Chief Operating Officer of the Company, to assume the responsibilities of segment manager of Aviation Services.  As described below, there were changes to titles, jobs, responsibilities and compensation opportunities that paralleled the change to the Aviation Services segment.

Mr. Romenesko designated three Co-Group Vice Presidents at the Aviation Services segment level: one with primary responsibility for inventory management and distribution services; one with primary responsibility for airlift services; and one with primary responsibility for repair and engineering services (see page 13 of the Form 10-K).  These titles were subsequently revised in October 2013 to Group Vice Presidents.

Mr. Romenesko’s charge to these Group Vice Presidents was and is to work together in pursuing the total solutions packaging of the services and products of the Aviation Service segment to customers.  These individuals have responsibilities to communicate regularly and share best practices with each other.  They are expected to re-examine their business activities and determine how to go to market together with their services and products as part of the Company’s comprehensive solutions offerings.  Mr. Romenesko oversees the development of these Group Vice Presidents and assesses their performance, including their follow-through on the Company’s total solutions initiative.

The Company made certain changes to the compensation structure of the Group Vice Presidents consistent with the changes to the management structure described above.  The purpose of the changes was to transition to a program where the short-term bonuses of the Group Vice Presidents will be based on the performance of the Aviation Services segment as a whole.  That transition began in Fiscal 2013, when the Company approved a program providing that 25% of the short-term bonus opportunity of each Group Vice President was tied to the performance of the Aviation Services segment.  In Fiscal 2014, the short-term bonus opportunity of two of the three Group Vice Presidents is based in significant part on the performance of the Aviation Services segment (other than airlift activities): 52% on the pre-tax income and 26% on the free cash flow performance. The Company’s expectation is that the short-term bonus incentives tied to the Aviation Services segment performance will increase as a percentage and apply equally in future years to all three Group Vice Presidents. For reference, in years prior to the establishment of the Aviation Services segment, the short-term bonus opportunities of these individuals were based 100% on the performance of each individual’s business activities.

Internal and External Reporting of Information about the Company

The reporting of financial and other information about the Company reflects the change to two reporting segments.  This reporting is consistently followed both in internal reports provided to the CODM, the Board of Directors (including the Audit Committee) and in external reporting through the Company’s periodic reports under the Exchange Act, press releases and investor presentations.

Internal Reporting.  Mr. Storch, as the CODM, is briefed quarterly by his direct reports (Mr. Romenesko and John C. Fortson, the Company’s Chief Financial Officer), on the segment results and the results of the Company as a whole.  Mr. Storch also receives sales and operating profit information on a segment basis, and is briefed or otherwise reviews the following additional segment information: capital expenditures; the Company’s so-called “Big 4” financial metrics — growth, margins, people efficiency, and asset efficiency. Mr. Storch also may request certain additional information on an ad hoc basis about business activities to gain better insight into certain trends within a segment.

Please refer to the supplemental information labelled “Internal Information No. 1” provided under separate cover for the type of information on which Mr. Storch may be briefed.

Mr. Storch, in his capacity as director of the Company, also receives quarterly reports containing selected financial data prepared for the Board with respect to the Aviation Services segment, the Technology Products segment and the Company as a whole. This information is designed to reflect the Company’s focus on its two business segments.  Any member of the Board may request additional information on an ad hoc basis for the purposes described above or simply to advance their education about the Company and its operations consistent with their fiduciary duties to the Company’s stockholders.

Please refer to the supplemental information labelled “Internal Information No. 2” provided under separate cover for the type of information provided to the Board of Directors.

At the time of the segment reporting change in Fiscal 2013, the Company’s Chief Financial Officer presented the relevant background information and rationale for the change to the Company’s Board of Directors.  His presentation included a “before” and “after” segment look at the Company’s financial information.

Please refer to the Supplemental Information labelled “Internal Information No. 3 provided under separate cover for a copy of the highlights of the Chief Financial Officer’s presentation.

External Reporting.  The Company’s segment reporting is consistent with how the Company’s business is described in the Company’s Form 10-K (see, e.g., pages 2-5 (“Business”), pages 18-22 (“Management’s Discussion and Analysis of Financial Condition and Results of Operation”) and pages 66-69 (“Note 16 — Business Segment Information”).

The Company’s presentation to the investment community also reflects the organization and management of the Company under the Aviation Services and Technology Products segments.  As one example, please refer to Exhibit A attached to this letter for a copy of a recent investor presentation delivered by the Company’s management.

Supplemental Information

We are providing the materials identified below in paper form under separate cover pursuant to Regulation S-T, Rule 101(c)(2). We respectfully request that the Staff treat these materials confidentially and return them to the Company pursuant to Rule 12b-4 under the Securities Exchange Act of 1934. These materials support the statements made above under ““Management Structure and Compensation” and “Internal and External Reporting of Information about the Company”:

•                  “Internal Information No. 1” — Type of information on which Mr. Storch may be briefed;

•                  “Internal Information No. 2” — Type of information provided to the Board of Directors; and

•                  “Internal Information No. 3” — The presentation of the Company’s Chief Financial Officer to the Board of Directors of the Company at the Board’s October 10, 2012 meeting with respect to the Company’s two segment reporting format.

**********************************

In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Michael J. Sharp, the Company’s Chief Accounting Officer, at (630) 227-2110.

Very truly yours,

/s/ John C. Fortson
John C. Fortson
Vice President, Chief Financial Officer and Treasurer
AAR CORP.

Exhibit A

AAR CORP. Investor Presentation Cowen and Company 35th Annual Aerospace/Defense & Transportation Conference February 4 - 6, 2014

Forward-Looking Statements This presentation includes certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors,” included in the Company’s Form 10-K for the fiscal year ended May 31, 2013. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR’s filings with the Securities and Exchange Commission.

Key Investment Highlights Balanced portfolio of businesses Leading provider of Aftermarket Solutions for the global aviation industry Maintenance, Repair and Overhaul (MRO) Aviation Supply Chain Airlift Services Recognized market leader in cargo systems and specialized mobility products design and manufacturing Light weight, durable commercial cargo systems Cargo systems, containers and shelters for defense applications Steady organic growth supplemented by accretive strategic acquisitions Strong financial position underpinned by strong free cash flow

Company Overview

Diversified $2.1B+ revenue stream 60 years as a market leader in aviation support Over 6,000 employees at more than 60 locations worldwide Customer-centric business model Leading provider of Aviation Services and specialized Technology Products to commercial and defense/govt. markets Established Niche Player Serving Global Aviation & Aerospace

Number one independent provider of aircraft maintenance, repair and overhaul (MRO) and modifications in North America Oklahoma City Indianapolis Miami Ranked among the top providers of aircraft parts and supply chain services in the world Supply chain management and logistics programs The right parts to the right place at the right time Component repair and repair chain optimization services Distribution of OEM components Leading provider of Airlift Services Aviation Services A Leader in Aviation Services Hot Springs Duluth Lake Charles

Technology Products A Leading Provider of Technology Products Leading provider of Cargo Systems OEM: Airbus A320, A330, A340, and A400M, Boeing 747-8, CH-47 helicopter Conversions: Airbus A330, Boeing 747-400 and 767-200/300 Manufactures the lightest certified cargo container in the industry Driving innovations in RFID, GPS location monitoring and fire containment Leading provider of Mobility Products Military and humanitarian applications

Aviation Services Technology Products Competitive Advantage Innovative products Design & certification capabilities Fully integrated with OEM Customer Benefits Full service provider Lower cost solutions Fewer people Less capital Avoiding obsolescence Faster service High-quality results Competitive Advantage Experience Breadth of products Scale of network 1-MRO strategy Proprietary systems Government licenses $2.1B+* Customer-centric value proposition Strong Platform and High Value Add Partner to Customers Customer Benefits Strong Tier 1 and Tier 2 partner Life cycle cost reduction Lower-weight systems * Percentages reflect FY 2013 ($1.6B) ($0.5B) 76% 24%

Commercial 47% ($1.0B) Defense 29% ($0.6B) Commercial 14% ($0.3B) Defense 10% ($0.2B) Machining Cargo MRO Supply Chain Strong portfolio of aerospace and defense businesses provides balance, strength and consistency through industry cycles Mobility Airlift Percentages reflect FY 2013 With a Well Balanced and Diversified Portfolio Aviation Services 76% ($1.6B) Technology Products 24% ($0.5B)

Strong Customer Relationships NATO U.S. DoD U.K. MoD Colombian Air Force Airlines OEMs Cargo & Leasing Government U.S. Marshals Service

Financial Performance

Arab Oil Embargo Fuel Crisis Conflicts in Iran Economic Downturn Gulf War September 11 Attacks “Great Recession” Sales ($B)* After each down cycle, AAR has emerged a stronger and more diverse company 2012 Navigated Through 5 Major Industry Cycles 2013 2014E *As reported FY Sales

EBITDA* $1.4B $1.4B $1.4B $1.8B $2.1B Diverse capabilities + unique value propositions = steady growth Defense Commercial AAR Today: A Diversified $2B+ Business * EBITDA is defined in the Appendix $2.14B $181M $203M $140M $180M $228M $243M $2.10 – 2.15B $1.95 – $2.00 EPS ~$240M EPS

Income Statement Highlights ($ in million) 2Q FY2014 2Q FY2013 1Q FY2014 2Q FY’14 Favorable / (Unfavorable) vs. 2Q’13 1Q’14 Sales $540.7 $512.8 $514.5 $27.9 $26.2 Gross Profit % Margin $91.0 16.8% $87.4 17.0% $84.7 16.5% $3.6 (0.3%) $6.3 0.3% SG&A % Margin $51.1 9.5% $50.8 9.9% $47.7 9.3% $0.3 0.5% ($3.4) (0.1%) Operating Income % Margin $40.7 7.5% $37.8 7.4% $38.2 7.4% $2.9 0.1% $2.5 0.1% Net Interest Expense $10.2 $10.5 $10.7 $0.3 $0.5 Income Tax $10.5 $9.3 $9.5 $(1.2) ($1.0) Net Income $20.0 $17.8 $17.9 $2.2 $2.1 Avg. Dil. Shares 39.2 41.5 39.0 2.3 (0.2) Diluted EPS $0.50 $0.44 $0.45 $0.06 $0.05 Street Consensus $0.48 $0.43 $0.45 n.m. n.m. Strong Second Quarter Financial Performance

Balance Sheet & Cash Flow Highlights *1Q FY2014 and 4Q FY2013 LTM EBITDA adjusted for $29.8 million KC-10 charge. Maintaining Strong Balance Sheet & Improving Credit Statistics ($ in million) 2Q FY2014 2Q FY2013 1Q FY2014 2Q FY’14 Favorable / (Unfavorable) vs. 2Q’13 1Q’14 Total Debt $680.8 $778.9 $702.2 $98.1 $21.4 Cash $98.5 $69.2 $90.9 $29.3 $7.6 Net Debt $582.3 $709.7 $611.3 $127.4 $29.0 LTM EBITDA $243.8* $244.1 $240.7* ($0.3) $3.1 Total Debt/ LTM EBITDA 2.8x 3.2x 2.9x 0.4x 0.1x Net Debt/ LTM EBITDA 2.4x 2.9x 2.5x 0.5x 0.1x Operating Cash Flow $38.8 $27.1 $27.5 $11.7 $11.3 Free Cash Flow $31.7 $19.0 $20.3 $12.7 $11.4 Available Liquidity $463.9 $363.8 $435.9 $100.1 $28.0

AAR Delivers * Source: Aviation Week magazine, 2013 ** Source: Airline Economics magazine, 2012

Appendix

($ in millions) FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 Net income attributable to AAR $68.2 $56.8 $44.6 $69.8 $67.7 $55.0 Provision for income taxes 36.6 27.5 21.0 33.6 25.5 26.8 Interest expense, net 27.7 30.0 25.8 30.3 36.5 40.1 Loss (gain) on debt extinguishment 2.0 (14.7) (0.9) (0.1) 0.7 0.3 Loss (gain) on sale of investments (0.5) 1.4 1.2 - - - Loss from Discontinued Operations net of Tax 0.6 1.9 - - - - Depreciation & Amortization 39.6 40.1 38.9 57.8 72.0 79.7 Amortization of Stock-Based Compensation 6.4 6.2 9.3 12.3 12.5 11.1 Gain on sale of product line - - - (5.9) - - Impairment & Non-recurring Charges - 31.1 - 5.3 13.2 29.8 Adjusted EBITDA $180.6 $180.3 $139.9 $203.1 $228.1 $242.8 Non-GAAP Disclosure Reconciliation Pursuant to SEC Regulation G, the Company has included the following reconciliation of operating income reported on the basis of Generally Accepted Accounting Principles (“GAAP”) to Adjusted EBITDA on a non-GAAP basis. The Company believes the non-GAAP Adjusted EBITDA and ratios using Adjusted EBITDA are used by banks, debt holders and investors as important measures of the Company’s performance and ability to service debt obligations.